SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                               SCHEDULE 13D

                       INFORMATION TO BE INCLUDED IN
              STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
           AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            chinadotcom corporation
                 ---------------------------------------
                               (Name of Issuer)
              Class A Common Shares, par value $0.00025 per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  G2108N 10 9
                 ---------------------------------------
                                (CUSIP Number)

                           Paul T. Cappuccio, Esq.
                 Executive Vice President and General Counsel
                             AOL Time Warner Inc.
                            75 Rockefeller Plaza
                          New York, New York  10019
                               (212) 484-8000

                                  Copy to:

                           David J. Sorkin, Esq.
                        Simpson Thacher & Bartlett
                           425 Lexington Avenue
                        New York, New York  10017
                              (212) 455-2000
                 ---------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               January 11, 2001
                 ---------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

CUSIP No. G2108N 10 9                                        Page 2 of 14

1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
         AOL Time Warner Inc.
         13-4099534


 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a) [  ]
                                                           (b) [  ]

 3       SEC USE ONLY:


 4       SOURCE OF FUNDS:
         Not Applicable (See Item 3)

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]


 6       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Delaware


                    7       SOLE VOTING POWER
   NUMBER OF                  0
   SHARES
 BENEFICIALLY       8       SHARED VOTING POWER
 OWNED BY EACH              18,594,250 (1)
   REPORTING
    PERSON          9       SOLE DISPOSITIVE POWER
     WITH                     0

                    10      SHARED DISPOSITIVE POWER
                            18,594,250 (1)

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         18,594,250 (1) (See Item 5)


 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES:                               [  ]


 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         18.5% (1)


 14      TYPE OF REPORTING PERSON:
         HC

CUSIP No. G2108N 10 9                                        Page 3 of 14

1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
         America Online, Inc.
         54-1322110


 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a) [  ]
                                                           (b) [  ]

 3       SEC USE ONLY:


 4       SOURCE OF FUNDS:
         WC

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]


 6       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Delaware


                    7       SOLE VOTING POWER
   NUMBER OF                  0
   SHARES
 BENEFICIALLY       8       SHARED VOTING POWER
 OWNED BY EACH              18,594,250 (1)
   REPORTING
    PERSON          9       SOLE DISPOSITIVE POWER
     WITH                     0

                    10      SHARED DISPOSITIVE POWER
                            18,594,250 (1)

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         18,594,250 (1) (See Item 5)


 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES:                               [  ]


 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         18.5% (1)


 14      TYPE OF REPORTING PERSON:
         CO

_________________________
1 Based on 100,509,458 Class A Common Shares of chinadotcom outstanding as of September 30, 2000, as disclosed by chinadotcom corporation in its Registration Statement on Form F-4 filed with the Securities and Exchange Commission on December 22, 2000.

Item 1.     Security and Issuer.

         AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly owned subsidiary, America Online, Inc., a Delaware corporation ("America Online") (collectively, the "Reporting Persons"), hereby file this Statement on Schedule 13D to amend and supplement the Statement on Schedule 13G originally filed on February 15, 2000 ("Schedule 13G") pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Class A Common Shares, par value $0.001 per share ("chinadotcom Common Stock"), of chinadotcom corporation, a Cayman Islands corporation ("chinadotcom"), having its principal executive offices at 20/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong. As provided in the Joint Filing Agreement filed as Exhibit 1 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, to file one Statement on Schedule 13D with respect to their ownership of chinadotcom Common Stock.

         This Schedule 13D is being filed solely to reflect the combination (the "Holding Company Transaction") on January 11, 2001 of America Online and Time Warner Inc. ("Time Warner"), in connection with which (1) each of America Online and Time Warner became a wholly owned subsidiary of AOL Time Warner and (2) AOL Time Warner became the ultimate beneficial owner of the chinadotcom Common Stock held of record by America Online (as well as Warrant A and Warrant B (as defined in Item 3)).

         The Schedule 13G is hereby amended and supplemented by this Schedule
13D.

Item 2.      Identity and Background.

         This statement is being filed by AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019, and America Online, Inc., a Delaware corporation ("America Online") (America Online, together with AOL Time Warner, the "Reporting Persons"), having its principal executive offices at 22000 AOL Way, Dulles, Virginia 20166.

         AOL Time Warner is the first internet powered media and communications company. Its business interests include: interactive services, cable systems, publishing, music, networks and filmed
entertainment.   Substantially all of AOL Time Warner's interests in filmed entertainment, most of its interests in cable systems and a substantial portion of its interests in networks are held through Time Warner Entertainment Company, L.P., a Delaware limited partnership in which AOL Time Warner has a majority interest. America Online is a direct wholly owned subsidiary of AOL Time Warner. America Online is the world's leader in branded interactive services and content.

         To the best of the knowledge of the Reporting Persons as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of each Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedules I and II hereto. The information contained in Schedules I and II is incorporated herein by reference.

         During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their executive officers or directors listed in Schedules I and II hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         This Schedule 13D is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this Schedule 13D will be filed that will disclose such change.

         To the best knowledge of the Reporting Persons, no directors or officers of the Reporting Persons have legal or beneficial ownership of any chinadotcom Common Stock.

Item 3.      Source and Amount of Funds or Other Consideration.

         The information set forth or incorporated by reference in Items 5 and 6 is hereby incorporated herein by reference.

         America Online and chinadotcom entered into a Subscription Agreement, dated as of June 8, 1999 (the "Subscription Agreement"), pursuant to which America Online agreed to purchase 10% of the outstanding chinadotcom Common Stock at a subscription price to be determined based on the price of the initial public offering of chinadotcom Common Stock. Upon the completion of the initial public offering of chinadotcom Common Stock on July 12, 1999 (the "IPO"), the subscription price became fixed at approximately $34.0 million for 3,397,600 shares of chinadotcom Common Stock. The source of funds for this subscription was working capital of America Online. Because a two-for-one stock split of the chinadotcom Common Stock occurred on May 5, 2000, America Online currently owns 6,795,200 shares of chinadotcom Common Stock. The Subscription Agreement is filed as Exhibit 2 to this Statement and is hereby incorporated herein by reference.

         In connection with and in consideration of the above referenced subscription, on June 8, 1999 chinadotcom issued two warrants to purchase chinadotcom Common Stock to America Online. Warrant A, issued on June 8, 1999 ("Warrant A"), is filed as Exhibit 3 to this Statement and is hereby incorporated herein by reference. Warrant B, issued on June 8, 1999 ("Warrant B"), is filed as Exhibit 4 to this Statement and is hereby incorporated herein by reference. The terms of Warrant A and Warrant B are set forth in Item 5.

         On January 11, 2001, the Holding Company Transaction was consummated pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2000, by and among AOL Time Warner, America Online, America Online Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of AOL Time Warner ("America Online Merger Sub"), Time Warner and Time Warner Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of AOL Time Warner ("Time Warner Merger Sub"), whereby among other things, America Online Merger Sub merged with and into America Online with America Online continuing as the surviving corporation and becoming a direct wholly owned subsidiary of AOL Time Warner and Time Warner Merger Sub merged with and into Time Warner with Time Warner continuing as the surviving corporation and becoming a direct wholly owned subsidiary of AOL Time Warner (together, the "Mergers"). In addition, upon consummation of the Mergers (i) each outstanding share of America Online Common Stock was automatically converted into one share of AOL Time Warner Common Stock, (ii) each outstanding share of Time Warner Common Stock was automatically converted into 1.5 shares of AOL Time Warner Common Stock, and
(iii) each outstanding share of Time Warner Series LMCN-V Common Stock was automatically converted into 1.5 shares of AOL Time Warner Series LMCN-V Common Stock having terms substantially identical to those of the Time Warner Series LMCN-V Common Stock.

         As a result of the Holding Company Transaction, AOL Time Warner became the ultimate beneficial owner of the chinadotcom Common Stock held of record by America Online and of Warrant A and Warrant B.

Item 4. Purpose of the Transaction.

         America Online acquired the securities of chinadotcom described herein as an investment and holds them in the ordinary course of business and not with the purpose or effect of changing the control of chinadotcom.

         As described in Item 3 above, AOL Time Warner became the ultimate beneficial owner of the chinadotcom Common Stock as a result of the consummation of the Holding Company Transaction.

         AOL Time Warner and America Online intend to review and evaluate their investment in chinadotcom from time to time. On the basis of such review and evaluation, AOL Time Warner and America Online may acquire additional chinadotcom securities from time to time in market transactions or otherwise or may dispose of some or all of their holdings of chinadotcom securities from time to time in market transactions or otherwise.

         Other than as described above, neither AOL Time Warner or America Online has any current plans or proposals that relate to or would result in
(i) the acquisition or disposition of securities of chinadotcom; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving chinadotcom or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of chinadotcom or any of its subsidiaries; (iv) any change in the present board of directors or management of chinadotcom, including any current plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of chinadotcom; (v) any material change in the present capitalization or dividend policy of chinadotcom; (vi) any other material change in chinadotcom's business or corporate structure; (vii) changes in chinadotcom's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of chinadotcom by any person; (viii) causing a class of securities of chinadotcom to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of chinadotcom to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence.

Item 5.      Interest in Securities of chinadotcom.

         The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated herein by reference.

         Warrant A became exercisable by America Online on October 12, 2000, and it provides that America Online may, at any time until July 12, 2003, purchase a number of shares of chinadotcom Common Stock which, when added to the number of shares of chinadotcom Common Stock owned, legally or beneficially by America Online, would equal 18.5% of the then total outstanding shares of chinadotcom Common Stock on a fully diluted basis. The exercise price for Warrant A is $5.00 per share.

         Warrant B will become exercisable by America Online on July 12, 2001, and it provides that America Online may, at any time thereafter until July
12, 2003, purchase a number of shares of chinadotcom Common Stock equal to 6.5% of the then total outstanding shares of chinadotcom Common Stock on a fully diluted basis. The exercise price for Warrant B is $42.50 per share.

         Warrant A and Warrant B may only be sold, transferred, assigned or hypothecated, to any person, other than any limited partnership with the same general partner, or to any company that, directly or indirectly, controls or is controlled by or is under common control with America Online.

         On January 11, 2001, in connection with the Holding Company Transaction described in Item 3 above, America Online became a direct wholly owned subsidiary of AOL Time Warner. As a result, AOL Time Warner and America Online may be deemed to have shared power to vote and dispose of the 6,795,200 shares of chinadotcom Common Stock, Warrant A and Warrant B, all of which are registered in the name of America Online and owned beneficially by AOL Time Warner.

         Except as described herein, to the best knowledge of the Reporting Persons as of the date hereof, (i) none of the Reporting Persons nor any of the executive officers or directors of the Reporting Persons, beneficially owns any shares of chinadotcom Common Stock, and (ii) there have been no transactions in the shares of chinadotcom Common Stock effected during the past 60 days by the Reporting Persons, nor, to the best of the knowledge of the Reporting Persons, by any of the executive officers or directors of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of chinadotcom.

         The information set forth or incorporated by reference in Items 3 and 5 is hereby incorporated herein by reference.

         The Subscription Agreement also provides that so long as America Online holds not less than 5% of the issued and outstanding shares of chinadotcom Common Stock, America Online will be entitled to designate such number of directors, in any event not less than one director, to sit on the board of directors of chinadotcom as is proportionate to America Online's equity interest in chinadotcom.

         The Subscription Agreement contains a provision which requires that if America Online intends to resell or transfer any of the shares of chinadotcom Common Stock purchased by it pursuant to the Subscription Agreement (the "Offered Securities"), America Online must first offer the sale of the Offered Securities to the other shareholders of chinadotcom set forth on Exhibit C to the Subscription Agreement (the "First Offer Shareholders"), at the same price and on no less favorable terms as America Online offers the Offered Securities to any other third party. The First Offer Shareholders have the option to purchase (subject to cutback, if necessary, on a basis that is proportional to their holdings of chinadotcom Common Stock) such Offered Securities for 30 days following their receipt of notice of America Online's intent to sell the Offered Securities.

         In connection with the Subscription Agreement, chinadotcom and America Online also entered into a Registration Rights Agreement dated as of June 8, 1999 (the "Registration Rights Agreement"). The Registration Rights Agreement is filed as Exhibit 5 to this Statement and is hereby incorporated herein by reference. The Registration Rights Agreement provides that America Online has the right to make a single request that chinadotcom register shares of chinadotcom Common Stock held by America Online under the Securities Act of 1933 (the "Securities Act"). This right is subject to customary limitations and cutback provisions in favor of chinadotcom. In addition, America Online is entitled to "piggyback" registration rights in cases where chinadotcom files registration statements with respect to sales of chinadotcom Common Stock. These "piggyback" rights will terminate once America Online's equity interest in chinadotcom falls below 5% or its sale of shares is permitted pursuant to Rule 144(k) under the Securities Act and are also subject to customary limitations and cutback provisions in favor of chinadotcom.

         To the best of the knowledge of AOL Time Warner and America Online, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any persons, with respect to any securities of chinadotcom.

Item 7.      Material to Be Filed as Exhibit.

   Exhibit Number  Description

        1 Joint Filing Agreement, dated January 22, 2001, between AOL Time Warner Inc. and America Online, Inc.

        2 Subscription Agreement by and between chinadotcom corporation and America Online, Inc. dated as of June 8, 1999, incorporated herein by reference to Exhibit 10.1.21 to Amendment No. 1 to Form F-1 Registration Statement of chinadotcom corporation (Reg. No. 333-10498) as filed on June 30, 1999.

        3 Warrant "A" to Purchase Class A Common Shares of chinadotcom corporation, issued June 8, 1999

        4 Warrant "B" to Purchase Class A Common Shares of chinadotcom corporation, issued June 8, 1999

        5 Registration Rights Agreement by and between chinadotcom corporation and America Online, Inc. dated as of June 8, 1999

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           AOL TIME WARNER INC.


                                           By: /s/ J. Michael Kelly
                                               -------------------------
                                               Name:  J. Michael Kelly
                                               Title: Executive Vice President
                                                      and Chief Financial
                                                      Officer


                                           AMERICA ONLINE, INC.


                                           By: /s/ Randall J. Boe
                                               -------------------------
                                               Name:  Randall J. Boe
                                               Title: Senior Vice President,
                                                      General Counsel and
                                                      Secretary

Dated: January 22, 2001

                                  Schedule I

                       Directors and Executive Officers
                              Of AOL Time Warner

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of AOL Time Warner. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller
Plaza, New York, New York  10019.

Board of Directors
------------------

Name and Title                   Present Principal Occupation
--------------                   ----------------------------

Stephen M. Case                  Chairman of the Board;
Chairman of the Board            AOL Time Warner Inc.

Gerald M. Levin                  Chief Executive Officer;
Chief Executive Officer          AOL Time Warner Inc.

Kenneth J. Novack                Vice Chairman;
Vice Chairman                    AOL Time Warner Inc.

R.E. Turner                      Vice Chairman and Senior Advisor;
Vice Chairman and                AOL Time Warner Inc.
Senior Advisor

Daniel F. Akerson                Chairman of the Board and
                                 Chief Executive Officer;
                                 XO Communications, Inc.
                                 1505 Farm Credit Drive
                                 McLean, VA  22101
                                 (a broadband and communications company)

James L. Barksdale               Partner;
                                 The Barksdale Group
                                 c/o AOL Time Warner Inc.
                                 (a venture capital firm)

Stephen F. Bollenbach            President and Chief Executive Officer;
                                 Hilton Hotels Corporation
                                 9336 Civic Center Drive
                                 Beverly Hills, CA  90210
                                 (hotel ownership and management)

Frank J. Caufield                Partner;
                                 Kleiner Perkins Caufield & Byers
                                 Four Embarcadero Center
                                 San Francisco, CA  94111
                                 (a venture capital partnership)

Miles R. Gilburne                Director;
                                 AOL Time Warner Inc.

Carla A. Hills                   Chairman and Chief Executive Officer;
                                 Hills & Company
                                 1200 19th Street, NW
                                 Washington, DC  20036
                                 (international trade and
                                  investment consultants)

Reuben Mark                      Chief Executive Officer;
                                 Colgate-Palmolive Company
                                 300 Park Avenue
                                 New York, NY  10022
                                 (consumer products)

Michael A. Miles                 Former Chairman of the Board and Chief
                                 Executive Officer of Phillip Morris
                                 Companies Inc.; Director of Various
                                 Companies
                                 Three Lakes Drive
                                 Northfield, IL  60093

Richard D. Parsons               Co-Chief Operating Officer;
Co-Chief Operating Officer       AOL Time Warner Inc.

Robert W. Pittman                Co-Chief Operating Officer;
Co-Chief Operating Officer       AOL Time Warner Inc.

Franklin D. Raines               Chairman and Chief Executive Officer;
                                 Fannie Mae
                                 3900 Wisconsin Avenue, NW
                                 Washington, DC  20016-2806
                                 (a non-banking financial services company)

Francis T. Vincent, Jr.          Chairman of Vincent Enterprises
                                 (Private Investor) and
                                 Director of Various Companies
                                 Vincent Enterprises
                                 300 First Stamford Place
                                 Stamford, CT  06902

Executive Officers Who Are Not Directors
----------------------------------------

Name                             Title and Present Principal Occupation
----                             --------------------------------------

Richard J. Bressler              Executive Vice President;
                                 AOL Time Warner Inc.

Paul T. Cappuccio                Executive Vice President, General Counsel
                                 and Secretary; AOL Time Warner Inc.

David Colburn                    Executive Vice President;
                                 AOL Time Warner Inc.

J. Michael Kelly                 Executive Vice President and Chief Financial
                                 Officer; AOL Time Warner Inc.

Kenneth B. Lerer                 Executive Vice President;
                                 AOL Time Warner Inc.

William J. Raduchel              Executive Vice President and Chief
                                 Technology Officer;
                                 AOL Time Warner Inc.

Mayo S. Stuntz, Jr.              Executive Vice President;
                                 AOL Time Warner Inc.

George Vradenburg, III           Executive Vice President for Global and
                                 Strategic Policy;
                                 AOL Time Warner Inc.

                                  SCHEDULE II

                       Directors and Executive Officers
                            Of AMERICA ONLINE, INC.

        The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online, Inc. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.

Board of Directors
------------------

Name and Title                   Present Principal Occupation
--------------                   ----------------------------

Paul T. Cappuccio                Executive Vice President, General Counsel
                                 and Secretary; AOL Time Warner Inc.

J. Michael Kelly                 Executive Vice President and Chief
                                 Financial Officer; AOL Time Warner Inc.

Barry M. Schuler                 Chairman and Chief Executive Officer;
Chairman and                     America Online, Inc.
Chief Executive Officer

Executive Officers Who Are Not Directors
----------------------------------------
Name                             Title and Present Principal Occupation
----                             --------------------------------------

Janice Brandt                    Vice Chair and Chief Marketing Officer;
                                 America Online, Inc.

Theodore J. Leonsis              Vice Chair and New Product Officer;
                                 America Online, Inc.

Raymond J. Oglethorpe            President and Chief Operating Officer;
                                 America Online, Inc.

Joseph A. Ripp                   Executive Vice President, Chief Financial
                                 Officer and Treasurer; America Online, Inc.

Mark E. Stavish                  Executive Vice President, Human Resources;
                                 America Online, Inc.

Randall J. Boe                   Senior Vice President, General Counsel and
                                 Secretary; America Online, Inc.

Ann Brackbill                    Senior Vice President, Corporate
                                 Communications; America Online, Inc.

Exhibit 1

                            JOINT FILING AGREEMENT

                AOL Time Warner Inc., a Delaware corporation and America Online, Inc., a Delaware corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13D filed herewith, and any amendments thereto, relating to the shares of common stock, par value $0.00025, of chinadotcom corporation, a Cayman Islands corporation, is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated:  January 22, 2001

                                           AOL TIME WARNER INC.


                                           By: /s/ J. Michael Kelly
                                               -------------------------
                                               Name:  J. Michael Kelly
                                               Title: Executive Vice President
                                                      and Chief Financial
                                                      Officer


                                           AMERICA ONLINE, INC.


                                           By: /s/ Randall J. Boe
                                               -------------------------
                                               Name:  Randall J. Boe
                                               Title: Senior Vice President,
                                                      General Counsel and
                                                      Secretary